November 21, 2016

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	BELLEROPHON THERAPEUTICS, INC.
Registration Statement on Form S-1 (Registration No. 333-214230) - Concurrence in Acceleration Request

Ladies and Gentlemen:

H.C. Wainwright & Co., LLC (“Wainwright”), as placement agent for the referenced offering, hereby concurs in the request by Bellerophon Therapeutics, Inc. that the effective date of the above-referenced registration statement be accelerated to 4:30 P.M. (Eastern Time), or as soon as practicable thereafter, on November 22, 2016, pursuant to Rule 461 under the Securities Act. Wainwright affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

H.C. WAINWRIGHT & CO., LLC

By:	/s/ Edward Silvera
Name: Edward Silvera
Title: Chief Operating Officer

430 Park Avenue | New York, New York 10022 | 212.356.0500

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